SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   -----------
                                   SCHEDULE TO

                                 (Rule 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) or 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                (Amendment No. 2)

                                   -----------
                           NORTEL NETWORKS CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))


                                   -----------
        Options to Purchase Common Shares, Without Nominal or Par Value,
      Granted to Eligible Employees Under Nortel Networks' 1986 and/or 2000
                Stock Option Plans On or After November 12, 1999
                         (Title of Class of Securities)

                                   -----------
                                    656568102
                (CUSIP Number of Underlying Class of Securities)



                                Deborah J. Noble

                               Corporate Secretary

                           Nortel Networks Corporation

                           8200 Dixie Road, Suite 100

                        Brampton, Ontario, Canada L6T 5P6

                                  905-863-0000

       (Name,address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   -----------
                                    Copy to:

                                Victor I. Lewkow

                       Cleary, Gottlieb, Steen & Hamilton

                                One Liberty Plaza

                            New York, New York 10006

                                 (212) 225-2000

                                   -----------



          [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:

          [_]  third party tender offer subject to Rule 14d-l.
          [X]  issuer tender offer subject to Rule 13e-4.
          [_]  going-private transaction subject to Rule 13e-3.
          [_]  amendment to schedule 13D under Rule 13d-2.
          [_] Check the following box if the filing is a final amendment reporting the results of the tender offer.

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Tender Offer Statement") filed by Nortel Networks Corporation, a Canadian corporation ("Nortel Networks"), relating to the offer by Nortel Networks to exchange outstanding employee options to purchase its common shares granted on or after November 12, 1999 under the Nortel Networks Corporation 1986 Stock Option Plan as Amended and Restated and/or the Nortel Networks Corporation 2000 Stock Option Plan for new options to purchase its common shares, upon the terms and subject to the conditions set forth in the Offer to Exchange, dated June 20, 2001, and in the related Acceptance Letter, copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement.

Item 12.  Exhibits.

Item 12 of the Tender Offer Statement is hereby amended to add a reference to Exhibits (a)(28), (a)(29), (a)(30), (a)(31), (a)(32), (a)(33), (a)(34), (a)(35),
(a)(36), (a)(37), (a)(38), (a)(39) and (a)(40), which are attached hereto, as follows:

       (a)(28) Form of Cover Letter to Employees Without E-Mail Addresses Accompanying Supplemental Information Concerning Offer to Exchange

       (a)(29) Form of Cover Letter to Employees Without E-Mail Addresses in Australia Accompanying Supplemental Information Concerning Offer to Exchange

       (a)(30) Form of Cover Letter to Employees Without E-Mail Addresses in the United Kingdom Accompanying Supplemental Information Concerning Offer to Exchange

       (a)(31) Form of Cover E-Mail to Employees Expected to be Subject to UK National Insurance Contribution Charges

       (a)(32) Form of Note to Employees Submitting Acceptance and Withdrawal Letters

       (a)(33) Form of Confirmation of Receipt of Acceptance Letter

       (a)(34) Form of Confirmation of Receipt of Acceptance Letter with Warning of Deficiencies

       (a)(35) Form of Confirmation of Receipt of Withdrawal Letter

       (a)(36) Form of Confirmation of Receipt of Withdrawal Letter with Warning of Deficiencies

       (a)(37) Form of Response E-Mail To Employees Who Are Not Eligible to Participate in Exchange Offer

       (a)(38) Form of Response E-Mail To Employees with Options Not Eligible for Exchange

       (a)(39) Form of Reminder E-Mail - July 13, 2001 and July 18, 2001

       (a)(40) Form of Reminder E-Mail - July 23, 2001

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                              Nortel Networks Corporation

                                              /s/  Frank A. Dunn
                                              ------------------
                                                   Frank A. Dunn
                                              Chief Financial Officer
                                              (Principal Executive Officer)
Date:    July 13, 2001

                                INDEX TO EXHIBITS

Exhibit
Number          Description

------          -----------

(a) (28)       Form of Cover Letter to Employees without E-Mail
               Addresses Accompanying Supplemental Information
               Concerning Offer to Exchange

(a) (29)       Form of Cover Letter to Employees without E-Mail
               Addresses in Australia Accompanying Supplemental
               Information Concerning Offer to Exchange

(a) (30) Form of Cover Letter to Employees without E-Mail Addresses in the United Kingdom Accompanying Supplemental Information Concerning Offer to Exchange

(a) (31) Form of Cover E-Mail to Employees Expected to be Subject to UK National Insurance Contribution Charges

(a) (32)       Form of Note to Employees Submitting Acceptance and
               Withdrawal Letters

(a)(33)        Form of Confirmation of Receipt of Acceptance Letter

(a)(34) Form of Confirmation of Receipt of Acceptance Letter with Warning of Deficiencies

(a)(35)        Form of Confirmation of Receipt of Withdrawal Letter

(a)(36) Form of Confirmation of Receipt of Withdrawal Letter with Warning of Deficiencies

(a)(37)        Form of Response E-Mail To Employees Who Are Not
               Eligible to Participate in Exchange Offer

(a)(38)        Form of Response E-Mail To Employees with Options
               Not Eligible for Exchange

(a)(39)        Form of Reminder E-Mail - July 13, 2001 and July 18, 2001

(a)(40)        Form of Reminder E-Mail - July 23, 2001